SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of December, 2003

                        Commission File Number: 000-21742

                              Stolt Offshore S.A.
                 ----------------------------------------------
                 (Translation of registrant's name into English)

                          c/o Stolt Offshore M.S. Ltd.
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                     --------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X             Form 40-F
                               ---                      ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ---------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ---------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                No X
                           ---              ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ----------------.

     In accordance with General Instruction B, item (iii), included in this filing of Form 6-K are the following materials regarding an Extraordinary General Meeting of Stolt Offshore S.A., a Luxembourg company, to be held on January 19, 2004:

1. A Shareholders Circular and Notice of Extraordinary General Meeting, dated December 30, 2003, with (i) Letter of the Chairman of Stolt Offshore S.A. dated December 30, 2003 inter alia advising of Extraordinary General Meeting, (ii) Conditions of the Placement, (iii) Notice of Extraordinary General Meeting, and (iv) Board Report forming a part of the Notice of Extraordinary General Meeting.

2. Depositary's Notice (of Citibank, N.A.) re Extraordinary General Meeting of Stolt Offshore S.A.

3. Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs)

     The above materials were mailed on December 30, 2003 by Citibank, N.A. to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of Stolt Offshore S.A.) of record as of December 29, 2003.

     Certain statements contained in the documents furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          STOLT OFFSHORE S.A.

Date:    December 30, 2003             By:  /s/Alan B. Winsor
                                        ----------------------------------------
                                        Name:  Alan B. Winsor
                                        Title: Attorney-in-Fact

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, legal adviser, accountant, or other institutional adviser immediately.

The Shares to be issued in the Placement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as those terms are defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Stolt Offshore S.A. and that will contain detailed information about Stolt Offshore S.A. and management, as well as financial statements.

The Company announced on 23 December 2003 that the Shareholders entitled to vote at the Extraordinary General Meeting are those Shareholders of record as at the close of business on 29 December 2003.

--------------------------------------------------------------------------------

                               STOLT OFFSHORE S.A.

                             Societe anonyme holding
             Registered office: L-1946 Luxembourg, 26, rue Louvigny
                          R.C.S. Luxembourg: B - 43.172

                              SHAREHOLDERS CIRCULAR

                                       and

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

--------------------------------------------------------------------------------

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of Stolt Offshore S.A. which is set forth herein and which recommends you to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting referred to below.

Notice of an Extraordinary General Meeting of Stolt Offshore S.A. to be held at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg at 3 p.m. on 19 January 2004 is set out at the end of this document.

This document provides information solely to assist Shareholders in considering how to vote at the Extraordinary General Meeting and is addressed solely to Shareholders. It may not be used or relied upon by any other person. This document does not constitute an offer to sell or a solicitation of an offer to buy any Shares of Stolt Offshore S.A.

This document is dated 30 December 2003.

                                   CONTENTS

                                                                           PAGE

Part I:   Letter from the Chairman of Stolt Offshore S.A.                      2

Part II:  Conditions of the Placement                                          6

Definitions                                                                    8

Notice of Extraordinary General Meeting                                       10

Board Report                                                                  12

                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All times shown in this document are Luxembourg times unless otherwise stated

Extraordinary General Meeting                          3.00 p.m. 19 January 2004

Expected completion of the Placement
and the SNSA Subscription                              20 January 2004

Expected date of Subsequent Issue                      by end May 2004

Forward-Looking Statements: Certain statements made in this document may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                     PART I

                 LETTER FROM THE CHAIRMAN OF STOLT OFFSHORE S.A.

                          (incorporated in Luxembourg)

                                                              26, rue Louvigny

                                                              L-1946 Luxembourg

                                                              30 December 2003

To Stolt Offshore S.A. Shareholders

Dear Shareholder

1    Introduction

     The Company announced on 19 December 2003 a fully subscribed, conditional private placement of 34,100,000 Shares at US$2.20 per Share to a group of non-US institutional investors. The Company simultaneously announced the proposed issue to SNSA, the Company's parent company, of up to 11,400,000 Shares in consideration for conversion by SNSA of US$25 million of subordinated debt at a rate of US$2.20 per Share, based on the audited value of the subordinated debt.

     The Company also proposes a subsequent issue to existing shareholders, other than those who have been given the opportunity to participate in the Placement, SNSA and their respective affiliates, of up to 13,000,000 Shares at US$2.20 per Share, in order to enable such shareholders to maintain their approximate relative ownership in the Company following the Placement and the SNSA Subscription. This subsequent issue will be at the same price as is being offered to the institutional investors under the Placement.

     The Company is in continued discussions with banks regarding an overall restructuring plan. The outcome of these discussions may require the issue to such banks of further equity, or instruments giving rights to acquire equity.

     The purpose of this document is (i) to explain the background to and reasons for the Placement, the SNSA Subscription and the Subsequent Issue,
     (ii) to explain the reasons for the proposed Increase in Authorised Capital, (iii) to explain why the Directors unanimously consider the Placement, the SNSA Subscription and the Subsequent Issue to be in the best interests of the Company and the Shareholders and (iv) for the Directors to recommend that you vote in favour of the Resolutions approving the Placement, the SNSA Subscription, the Subsequent Issue and the Increase in Authorised Capital to be proposed at the Extraordinary General Meeting.

2 Background to and reasons for the Placement, the SNSA Subscription, the Subsequent Issue and the Increase in Authorised Capital

     Background

     The Company has for some months been in discussions with its banks under certain of its existing credit facilities with a view to ensuring that the Company puts in place a restructuring plan to sustain the long term success of the Company. The result of these discussions to date has been the granting by the banks of waivers of certain events of default under those banking facilities (the most recent of which was granted on 29 December 2003 providing for a waiver, subject to certain conditions, until 30 April
     2004). The Company has appointed financial advisors to advise it in preparing the restructuring plan.

     The Company was approached on 15 December 2003 with a proposal by a group of institutional investors, including certain existing Shareholders, regarding the conditional subscription of Shares with an aggregate value of approximately US$75 million at a subscription price of US$2.20 per Share. In the light of:

     o the availability of investors to subscribe for approximately US$75,000,000 worth of new Shares in the Placement on the terms described in this document;

     o the proposed conversion of US$25,000,000 of subordinated debt by SNSA into up to 11,400,000 Shares;

     o the desirability of raising up to a further US$28,600,000 of gross proceeds through a subsequent offering of Shares;

     o the possibility of new bonding facilities being agreed (which are essential to the long term viability of the Company) in the expectation of a new equity contribution of up to US$103,600,000 and a debt conversion of US$25,000,000; and

     o the possibility that the Company's lenders may require that they receive equity in the Company to enable them to continue to support the Company on a long term basis,

     your Board decided it was in the best interests of the Company to allow these institutional investors to subscribe on the terms of the Placement.

     The Placement and SNSA Subscription

     Gross proceeds from the Placement are expected to be approximately US$75,000,000.

     The full conditions for the Placement are set out in Part II of this document. The conditions, including the passing at the Extraordinary General Meeting of resolution (i) set out in the notice of Extraordinary General Meeting, must be satisfied by 20 January 2004 in order for the Placement to proceed. Satisfaction of some of the conditions is subject to third party consent.

     One of the conditions presented by the investors participating in the Placement was that SNSA convert into Shares its right to repayment of US$25,000,000 subordinated debt owed to it by the Company (out of a total of US$50,000,000 subordinated debt). The SNSA Subscription will take place at US$2.20 per Share, in line with the Placement. The calculation of the value of the subordinated debt being converted will, in accordance with Luxembourg legal requirements, be based on an auditor's valuation of the debt, rather than its face value. The SNSA Subscription is conditional on the Placement, and will also only be able to occur following receipt of the auditor's valuation referred to above.

     If the Placement and the SNSA Subscription are not completed, the Subsequent Issue as described below will not take place.

     It is intended that the Shares issued pursuant to the Placement and the SNSA Subscription will be listed on the Oslo Stock Exchange following the preparation and filing by the Company of a prospectus approved by the Oslo Stock Exchange.

     The Subsequent Issue

     Your Board intends to offer to all Qualifying Shareholders as at 18 December 2003, the day before the announcement of the Placement, the opportunity to participate in an equity offering at the same price as Shares subscribed to in the Placement. Shares will be offered in the Subsequent Issue following completion of the Company's audited financial results for the year ended 30 November 2003 and upon registration of the Subsequent Issue with the U.S. Securities and Exchange Commission and filing of the prospectus for the relevant Shares with the Oslo Stock Exchange.

     The Company proposes to undertake the Subsequent Issue by the end of May 2004. Full details of the Subsequent Issue will be sent to all Qualifying Shareholders in due course. The Company intends to offer up to 13,000,000 Shares to Qualifying Shareholders at US$2.20 per Share on the basis of:

                       1 new Share for every 1.6667 Shares

     held by Qualifying Shareholders on the Relevant Date, on the terms and conditions that will be contained in a document sent to Qualifying Shareholders at that time.

     The participants in the Placement, as well as other existing Shareholders who were given the opportunity to participate in the Placement, and their respective affiliates, will not be offered shares in the Subsequent Issue.

     Gross proceeds from the Subsequent Issue are expected to be up to US$28,600,000.

     Increase in Authorised Capital

     The Placement, SNSA Subscription and Subsequent Issue outlined above would lead to a significant reduction in the amount of the authorised but unissued share capital available to the Company. Accordingly, it is proposed that the authorised share capital of the Company be increased such that the existing amount of authorised but unissued share capital remains intact.

     Given the ongoing nature of the discussions in relation to the restructuring of the Company, the Company considers it prudent that the Board of Directors be granted authority to issue convertible bonds or warrants. As the existing authorised but unissued share capital of the Company is sufficient to allow the Board of Directors to issue new Shares upon the conversion of the convertible bonds or the exercise of the warrants, there is no need to further increase the existing authorised but unissued share capital for that purpose, as long as the existing authorised but unissued share capital is confirmed and renewed.

3    Extraordinary General Meeting

     As described above, completion of the Placement, the SNSA Subscription and the Subsequent Issue are conditional, amongst other things, upon Shareholders' approval being obtained at the Extraordinary General Meeting. In addition, the Increase in Authorised Capital can only take place if approved by the Shareholders at the Extraordinary General Meeting. Accordingly, you will find set out at the end of this document a notice convening an Extraordinary General Meeting of the Company to be held at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg at 3.00 p.m. on 19 January 2004, at which resolutions will be proposed to approve the Placement, the SNSA Subscription, the Subsequent Issue and the Increase in Authorised Capital.

4    Action to be Taken

     You will find enclosed a form of proxy for use at the Extraordinary General Meeting. Whether or not you intend to be present at the Extraordinary General Meeting, you are requested to complete the form of proxy.

     Instructions for returning completed forms of proxy are set out in the form of proxy. The return of the forms of proxy will not prevent you from attending the meeting and voting in person if you wish.

     A further document will be sent to Qualifying Shareholders regarding the Subsequent Issue in due course if the resolutions proposed for the Extraordinary General Meeting are passed.

5    Recommendation

     The Directors consider the Placement, the SNSA Subscription, the Subsequent Issue and the Increase in Authorised Capital to be in the best interests of the Company and the Shareholders as a whole.

     The Directors therefore unanimously recommend that you vote in favour of the resolutions to be proposed at the Extraordinary General Meeting, as they intend to do so in respect of their own beneficial holdings.

Yours faithfully

/s/ Jacob Stolt-Nielsen

---------------------
Jacob  Stolt-Nielsen

Chairman

                                     PART II

                           CONDITIONS OF THE PLACEMENT

The Placement is conditional on the following conditions being satisfied by 20 January 2004 (or 22 December 2003 in the case of condition (a)):

     (a) The Board of Directors of the Company and SNSA approving and ratifying the Placement on the terms contained in the Subscription Agreement and SNSA having undertaken to vote in favour of the shareholder resolutions in the Company required to authorise and approve the Placement and the Subsequent Issue;

     (b) the Company (or a subsidiary of the Company) having entered into a new secured guarantee facility (the "New Bonding Facility") with a syndicate of lenders providing for:

          (i) the commitment by the lenders to issue guarantees, performance bonds, bid bonds, advance payment bonds and letters of credit (collectively, the "Bonds") in respect of performance obligations of the Company and its group companies in the aggregate face amount of not less than US$150,000,000;

          (ii) the availability period for the issuance of the Bonds shall be not less than 12 months from the date of the New Bonding Facility;

         (iii) the maturity date for each Bond issued under the New Bonding Facility shall be not less than 60 months from the date of issue of such Bond; and

          (iv) such other terms, covenants and conditions that are reasonable for a bonding facility of its type, including terms, covenants and conditions that are reasonable in light of the Company's financial and business conditions, credit standing and prospects;

     (c) the Company (or its subsidiary, Stolt Comex Seaway Finance B.V.) having entered into amendments to its existing revolving credit facilities (the "Existing Credit Facilities"), providing for:

          (i) the extension of the maturity date for loans under the Existing Credit Facilities by an additional period of 12 months;

          (ii) the amendments to the financial and other covenants and other terms under the Existing Credit Facilities to accommodate the New Bonding Facility and issuance of Bonds under the New Bonding Facility, and to otherwise be consistent with the terms of the New Bonding Facility;

         (iii) the ability of the Company to use cash or cash equivalent assets to secure its performance obligations in lieu of performance or other bonds; and

          (iv) such other modified terms, covenants and conditions that are reasonable for credit facilities of their types;

     (d) the Company or its subsidiaries having entered into amendments to its other credit facilities to the extent necessary to accommodate the New Bonding Facility and issuance of the Bonds under the New Bonding Facility;

     (e) SNSA having agreed to extend the maturity of its remaining loans to the Company to a date falling not earlier than the maturity date of the extended Existing Credit Facilities;

     (f) the Company having obtained all authorisations of its Board of Directors and, where required, its Shareholders, for the New Bonding Facility, the amendments to the Existing Credit Facilities, and the issuance of shares pursuant to the Placement; and

     (g) no change having occurred since the date of the Subscription Agreement in the business, properties, assets, operations, results of operations or prospects of the Company or its subsidiaries that is materially adverse to the Company and its subsidiaries, taken as a whole, or which has had a material adverse effect on the value of the Company and its subsidiaries taken as a whole.

                                   DEFINITIONS

Articles                 The Articles of Incorporation of the Company

B Shares B shares of par value US$2.00 each in the capital of the Company

Board Report             The report dated 30 December 2003 of the Company's
                         Board of Directors to the Extraordinary General Meeting prepared in accordance with article 32-3 of the law of 10 August 1915 on commercial companies, as amended

Company                  Stolt Offshore S.A.

Directors                The directors of the Company

Extraordinary General    The extraordinary general meeting of the Company to be
Meeting                  held before a Luxembourg notary pursuant to the notice
                         of general meeting set out at the end of this document for the purpose of proposing all necessary resolutions for the approval by the Shareholders of the Placement, the SNSA Subscription, the Subsequent Issue and the Increase in Authorised Capital


Increase in Authorised   The proposed increase of the authorised share capital
Capital                  of the Company by 58,500,000 Shares and the grant of
                         authorities to the Directors to issue Shares, warrants and convertible bonds, together with the appropriate amendments to the Articles, all as described in this document

Placement                The proposed placement of 34,100,000 Shares at US$2.20
                         per Share, as described in this document

Qualifying Shareholders  Holders of Shares as of the Relevant Date, except for those Shareholders who were given the opportunity to participate in the Placement, SNSA and their respective affiliates

Relevant Date            18 December 2003

Shareholders             The registered holders of the Shares and B Shares

Shares Common shares of par value US$2.00 each in the capital of the Company

SNSA                     Stolt-Nielsen S.A.

SNSA Subscription        The proposed subscription by SNSA of up to 11,400,000
                         Shares in consideration for the conversion of US$25,000,000 subordinated debt

Subscription Agreement   A subscription agreement executed by the Company and
                         each investor in connection with the Placement

Subsequent Issue         The proposed subsequent issue to all Qualifying
                         Shareholders of up to 13,000,000 Shares at US$2.20 per Share, as described in this document

US$ United States dollars, the lawful currency of the United States of America

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

                       Stolt Offshore S.A. (the "Company")

                             Societe anonyme holding
             Registered office: L-1946 Luxembourg, 26, rue Louvigny
                          R.C.S. Luxembourg: B - 43.172

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING OF the shareholders of the Company will be held at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg at 3.00p.m. on 19 January 2004 which will have the following agenda:

(i) TO APPROVE the issue by the Company of up to 34,100,000 Common Shares pursuant to the Placement described in the circular from the Company to shareholders dated 30 December 2003 (the "Circular"), and to authorise the Board of Directors of the Company to take all necessary steps to implement the same, at such time prior to 31 December 2004 as it may think fit and on such terms as it may think fit.

(ii) TO APPROVE the issue by the Company of up to 11,400,000 Common Shares pursuant to the SNSA Subscription described in the Circular, and to authorise the Board of Directors of the Company to take all necessary steps to implement the same, at such time prior to 31 December 2004 as it may think fit and on such terms as it may think fit.

(iii)TO APPROVE the issue by the Company of up to 13,000,000 Common Shares pursuant to the Subsequent Issue described in the Circular, and to authorise the Board of Directors of the Company to take all necessary steps to implement the same at such time prior to 31 December 2004 as it may think fit and on such terms as it may think fit.

(iv) TO APPROVE the issue by the Company of convertible bonds or of warrants (jointly the "Instruments"), which will be convertible into, or give right to subscribe for, a maximum of 63,737,785 Common Shares, under the terms and conditions of the Instruments to be determined by the Board of Directors of the Company, and to authorise the Board of Directors of the Company to take all necessary steps to issue the Instruments, to determine the terms and conditions of the Instruments and to issue up to 63,737,785 Common Shares and to allot them to the holder(s) of the Instruments upon the conversion or exercise of the Instruments, at such time prior to 31 December 2004 and on such terms and conditions as it may think fit, and to, having acknowledged the special report from the Board of Directors to the shareholders on the suppression of the preferential subscription rights of the existing shareholders of the Company required according to article 32-3 of the Luxembourg law of 10 August 1915 on commercial companies, as amended (the "Board Report"), authorise the Board of Directors of the Company to suppress the preferential subscription rights of the existing shareholders when issuing both the Instruments and the 63,737,785 Common Shares to be issued upon conversion or exercise of the Instruments.

(v) TO CONFIRM and to renew the existing authorised capital of the Company and to increase it from its current amount of USD 348,000,000 represented by
     (a) 140,000,000 Common Shares, par value USD 2.00 per share and (b) 34,000,000 Class B Shares, par value USD 2.00 per share, to the amount of USD 465,000,000 to be represented by (a) 198,500,000 Common Shares, par value USD 2.00 per share and (b) 34,000,000 Class B Shares, par value USD
     2.00 per share, the said authorised capital lapsing 5 years after the publication of the resolution by the extraordinary general meeting of the shareholders of the Company to confirm, renew and increase the authorised capital, in the Luxembourg Official Gazette - Memorial C, and after having acknowledged the Board Report, to authorise the Board of

     Directors to suppress the preferential subscription rights of the existing shareholders when issuing new Common Shares under the authorised capital, and to amend the first sentence of the first paragraph of article 5 of the Articles of Incorporation of the Company, which shall now read as follows:

     "Article 5: The authorized capital of the Company is fixed at Four Hundred Sixty-Five Million United States Dollars (US$ 465,000,000) to be represented by (a) One Hundred Ninety-Eight Million Five Hundred Thousand (198,500,000) Common Shares, par value Two United States Dollars (US$2.00) per share and (b) Thirty Four Million (34,000,000) Class B Shares, par value Two United States Dollars (US$2.00) per share."

The quorum and majority requirements of the Luxembourg law of 10 August 1915 on commercial companies, as amended, and of the Company's articles of incorporation are applicable to the vote on the proposed resolutions at the aforesaid extraordinary general meeting of the shareholders of the Company and at any adjournments thereof.

The Board of Directors of the Company has determined that Shareholders of record at the close of business on 29 December 2003 will be entitled to vote at the aforesaid extraordinary general meeting of the shareholders of the Company and at any adjournments thereof.

/s/ Jacob Stolt-Nielsen

Jacob Stolt-Nielsen

Chairman of the Board

30 December 2003

To ensure shareholders' representation at the extraordinary general meeting of the shareholders of the Company and at any adjournments thereof, Shareholders are hereby requested to fill in, sign, date and return the proxy form enclosed with the Circular, a form of which may be obtained from the registered office of the Company in the return envelope provided for such purpose. The giving of the proxy form will not affect your right to revoke it or vote in person should you later decide to attend the meeting.

                                  BOARD REPORT

                               Stolt Offshore S.A.
                             societe anonyme holding
             registered office: L-1946 Luxembourg, 26, rue Louvigny
                          R.C.S. Luxembourg: B - 43.172
                                 (the "Company")
------------------------------------------------------------------------------

                                     REPORT

  of the Board of Directors of the Company to the Extraordinary General Meeting
   of Shareholders of the Company to be held on or around 19 January 2004 prepared in accordance with article 32-3 of the law of 10 August 1915 on commercial companies, as amended
------------------------------------------------------------------------------

(A) Reference is made to the Shareholders Circular dated 30 December 2003 (the "Circular"), in relation to a conditional private placement of up to 34,100,000 Common Shares (the "Placement"), of an equity subscription by Stolt-Nielson S.A. of up to 11,400,000 Common Shares by conversion of USD 25,000,000 of subordinated debt (the "SNSA Subscription") and a proposed subsequent issue of up to 13,000,000 Common Shares (the "Subsequent Issue"), each at USD 2.20 per share, and the Notice of Extraordinary General Meeting of the Shareholders of the Company (the "Notice") attached to the Circular, including the agenda of the extraordinary general meeting of the shareholders (the "Agenda"), and sent to the Company's Shareholders together with the Circular on 30 December 2003, such meeting to be held before a Luxembourg notary, at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, at 3:00 p.m. on 19 January 2004 (the "Extraordinary General Meeting").

     In particular, reference is made to item (v) of the Agenda, which relates to the confirmation, renewal and increase of the Company's existing authorised capital.

(B) Article 5, third paragraph, of the Articles of Incorporation of the Company, as such Articles exist and as such Articles will be amended and restated at the Extraordinary General Meeting, deals inter alia with the existing shareholders' preferential subscription rights (therein referred to as the shareholders' preemptive rights) and permits the Board of Directors of the Company to suppress the said preemptive rights of shareholders to the extent it deems advisable.

     This Report is the Board of Directors' recommendation in respect of such suppression of the shareholders' preferential subscription rights in respect of Common Shares of the Company, in conformity with article 32-3 of the law of 10 August 1915 on commercial companies, as amended.

(C) Since the public offering of Common Shares of the Company in the United States of America in May 1993, the Company's Common Shares have been listed on and traded through The Nasdaq Stock Market, Inc.'s Automated Quotation System (National Market System). It has been and is the custom and practice in the United States of America for shareholders not to be granted preferential or preemptive rights, or if such rights exist, for such preferential or preemptive rights to be waived.

     Since May 1997, such Common Shares have also been listed and traded through the Oslo Stock Exchange Verdipapiservice (VPS) System. In addition to the custom and practice in the United States of America described above, it is also the custom and practice in Norway in connection with refinancing of companies listed on the Oslo Stock Exchange VPS System for shareholders not to be granted preferential or preemptive rights, or if such rights exist, for such preferential or preemptive rights to be waived.

     In connection therewith, preemptive rights with respect to authorised but unissued Common Shares of the Company have always been suppressed in the past and for the last time for a period of five (5) years ending 29 October 2006, by a resolution of the Extraordinary General Meeting of Shareholders of the Company passed on 6 March 2001.

(D) The Board of Directors is inter alia proposing to the Extraordinary General Meeting to confirm and renew the existing authorised capital of the Company and to increase it from its current amount of USD 348,000,000 to be represented by (a) 140,000,000 Common Shares, par value USD 2.00 per share and (b) 34,000,000 Class B Shares, par value USD 2.00 per share, to the amount of USD 465,000,000 to be represented by (a) 198,500,000 Common Shares, par value USD 2.00 per share and (b) 34,000,000 Class B Shares, par value USD 2.00 per share, so as to authorise the Board of Directors of the Company to issue up to approximately 122,200,000 new Common Shares from time to time during a period lapsing 5 years after the publication of the resolution by the Extraordinary General Meeting to confirm, renew and increase the authorised capital, at such times and on such terms and conditions, including issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve. When issuing the up to approximately 122,200,000 new Common Shares, the Board of Directors shall be authorised to suppress the preferential subscription rights of the then existing shareholders.

(E) The Board of Directors shall be authorised to issue the up to approximately 122,200,000 new Common Shares and to suppress the preferential subscription rights of the then existing shareholders when doing so, to be able to issue new Common Shares in the context of the Placement, the SNSA Subscription and the Subsequent Issue described in the Circular, as well as in the context of the conversion into Common Shares of the convertible bonds or the exercise of subscription rights for Common Shares of the warrants that may be issued by the Board of Directors under the authorisation to be granted to it by the Extraordinary General Meeting as referred to in item
     (iv) of the Agenda.

(F) Any new Common Shares to be issued in the context of the Placement, the SNSA Subscription and the Subsequent Issue described in the Circular, shall be issued at a price of USD 2.20 per share. Any new Common Shares to be issued in the context of the conversion into Common Shares of the convertible bonds or the exercise of subscription rights for Common Shares of the warrants to be issued by the Board of Directors under the authorisation to be granted to it by the Extraordinary General Meeting as referred to in item (iv) of the Agenda, shall be issued in accordance with the terms and conditions of the said convertible bonds or warrants, the issue price in any event corresponding at least to the nominal value of the Common Shares to be newly issued.

(G) The Board of Directors considers that it is in the interest of the Company and of its shareholders that the Company's existing authorised capital be confirmed, renewed and increased as described hereabove and that the Board of Directors be authorised to issue up to approximately 122,200,000 new Common Shares within the limits of such authorised share capital and to suppress the preferential subscription rights of the then existing shareholders of the Company when doing so.

     In consideration of the Board of Directors' analysis that the proposals outlined in this Report and reflected in the resolutions to be submitted to the Extraordinary General Meeting are in the interests of the Company and of its shareholders, the Board of Directors recommends that the Shareholders approve the proposals by voting in favour of the resolutions submitted to the Extraordinary General Meeting.

This Report will be submitted to the Extraordinary General Meeting of Shareholders of the Company to be held on or around 19 January 2004.

For the Board of Directors,

/s/ Jacob Stolt-Nielsen

Jacob Stolt-Nielsen

Chairman of the Board

30 December 2003

Time Sensitive
   Materials

                             Depositary's Notice of
                            Shareholders' Meeting of
                               Stolt Offshore S.A.

--------------------------------------------------------------------------------

ADSs: American Depositary Shares, evidenced by American Depositary Receipts ("ADRs").

ADS CUSIP No.:                861567105.

ADS Record Date:              December 29, 2003.

Meetings Specifics:           Extraordinary General Meeting - January 19, 2004
                              at 3:00 P.M. (local time) at the offices of Services Generaux de Gestion S.A., 23, avenue
                              Monterey, L-2086 Luxembourg.

Meetings Agendas:             Please refer to the Company's Notice of
                              Extraordinary General Meeting enclosed herewith.

ADS Voting Instructions       On or before 10:00 A.M. (New York City time) on
Deadline:                     January 14, 2004.

Deposited Securities:         Common shares, $2.00 par value per Share, of Stolt
                              Offshore S.A., a company incorporated with limited liability under the laws of Luxembourg (the
                              "Company").

ADS Ratio:                    1 Common Share to 1 ADS.

Depositary:                   Citibank, N.A.

Custodian of Deposited        Den norske Bank ASA, Oslo, Norway.
Securities:

Deposit Agreement:            Amended and Restated Deposit Agreement,
                              dated as of July 2, 2002, among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on January 14, 2004.

     The Company has announced that an Extraordinary General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. A copy of the Notice of Extraordinary General Meeting from the Company which includes the agenda for such Meeting is enclosed.*

     Please note that Holders and Beneficial Owners must be record holders of the Company's ADSs as of December 23, 2003 to receive the proxy material. Please further note that only those Holders and Beneficial Owners who are record holders of the Company's ADSs as of the close of business on December 29, 2003 are entitled to vote at the Meeting.

     Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

     Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

     The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

     If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

                                        Citibank, N.A., as Depositary

--------------
* Pursuant to Section 4.9 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable provisions of the laws of Luxembourg and the Articles of Incorporation of the Company, and the provisions of or governing the Deposited Property, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders' ADSs.

         The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time)
                  on January 14, 2004 for action to be taken.

2004 VOTING INSTRUCTIONS                              AMERICAN DEPOSITARY SHARES

                       Stolt Offshore S.A. (the "Company")

CUSIP No.:                    861567105.
ADS Record Date:              December 29, 2003.
Meeting Specifics:            Extraordinary General Meeting - January 19, 2004
                              at 3:00 P.M. (local time) at the offices of
                              Services Generaux de Gestion S.A., 23, avenue
                              Monterey, L-2086 Luxembourg.
Meeting Agendas:              Please refer to the Company's Notice of
                              Extraordinary General Meeting enclosed herewith.
Depositary:                   Citibank, N.A.
Deposit Agreement:            Amended and Restated Deposit Agreement, dated as
                              of July 2, 2002.
Deposited Securities:         Common shares, $2.00 par value per Share, of the
                              Company.
Custodian:                    Den norske Bank ASA, Oslo, Norway.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

     Please note that Holders and Beneficial Owners must be record holders of the Company's ADSs as of December 23, 2003 to receive the proxy material. Please further note that only those Holders and Beneficial Owners who are record holders of the Company's ADSs as of the close of business on December 29, 2003 are entitled to vote at the Meeting.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

                                  (DETACH HERE)

|X|  Please mark your vote as in this example                               0000
                                                                            ----

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

                                                      FOR    AGAINST     ABSTAIN

                                                   1  [ ]      [ ]         [ ]

                                                   2  [ ]      [ ]         [ ]

                                                   3  [ ]      [ ]         [ ]

                                                   4  [ ]      [ ]         [ ]

                                                   5  [ ]      [ ]         [ ]

SIGNATURE(S)                                                DATE
            -----------------------------------------------      ---------------

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

--------------------------------------------------------------------------------

                                   DETACH HERE

1. TO APPROVE the issue by the Company of up to 34,100,000 Common Shares pursuant to the placement.*
2. TO APPROVE the issue by the Company of up to 11,400,000 Common Shares pursuant to the SNSA subscription.*
3. TO APPROVE the issue by the Company of up to 13,000,000 Common Shares pursuant to the subsequent issue.*
4. TO APPROVE the issue by the Company of convertible bonds or of warrants (jointly the "Instruments"), which will be convertible into, or give right to subscribe for, a maximum of 63,737,785 Common Shares, under the terms and conditions of the Instruments to be determined by the Board of Directors of the Company, and to authorise the Board of Directors of the Company to take all necessary steps to issue the Instruments, to determine the terms and conditions of the Instruments and to issue up to 63,737,785 Common Shares and to allot them to the holder(s) of the Instruments upon the conversion or exercise of the Instruments, at such time prior to 31 December 2004 and on such terms and conditions as it may think fit, and to, having acknowledged the special report from the Board of Directors to the shareholders on the suppression of the preferential subscription rights of the existing shareholders of the Company required according to article 32-3 of the Luxembourg law of 10 August 1915 on commercial companies, as amended (the "Report"), authorise the Board of Directors of the Company to suppress the preferential subscription rights of the existing shareholders when issuing both the Instruments and the 63,737,785 Common Shares to be issued upon conversion or exercise of the Instruments.*
5. TO CONFIRM and to renew the existing authorised capital of the Company and to increase it from its current amount of USD 348,000,000 represented by
     (a) 140,000,000 Common Shares, par value USD 2.00 per share and (b) 34,000,000 Class B Shares, par value USD 2.00 per share, to the amount of USD 465,000,000 to be represented by (a) 198,500,000 Common Shares, par value USD 2.00 per share and (b) 34,000,000 Class B Shares, par value USD
     2.00 per share, the said authorised capital lapsing 5 years after the publication of the resolution by the extraordinary general meeting of the shareholders of the Company to confirm, renew and increase the authorised capital, in the Luxembourg Official Gazette - Memorial C, and after having acknowledged the Report, to authorise the Board of Directors to suppress the preferential subscription rights of the existing shareholders when issuing new Common Shares under the authorised capital, and to amend the first sentence of the first paragraph of article 5 of the Articles of Incorporation of the Company, which shall now read as follows:"Article 5:
     The authorized capital of the Company is fixed at Four Hundred Sixty-Five Million United States Dollars (US$ 465,000,000) to be represented by (a) One Hundred Ninety-Eight Million Five Hundred Thousand (198,500,000) Common Shares, par value Two United States Dollars (US$2.00) per share and (b) Thirty Four Million (34,000,000) Class B Shares, par value Two United States Dollars (US$2.00) per share."*

* Please note that the Company has advised the Depositary that the Company's Notice of Extraordinary General Meeting contains information regarding this Agenda Item.